Exhibit 99.1

Segment	Project/Subnational Political Jurisdiction	Resource/Extraction Method	Governmental Recipient/Country	Payment Type	Payment Amount (in USD)	Fiscal Year
(1)	(1)	Natural gas/Well	Federal Government/United States	Taxes	$26,314,000	2023
(1) The United States federal government levies income taxes at the ONEOK, Inc., level rather than on a per project basis.

Total Payments
Federal Income Tax	$26,314,000	2023
Total Payments to United States Federal government	$26,314,000	2023